December 11, 2006


FILED VIA EDGAR AS CORRESPONDENCE AND SENT VIA FEDERAL EXPRESS

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Room 4561
Washington, D.C.  20549

                               Re: Arkona, Inc.
                               File No. 000-24372
                               SEC Comment Letter dated October 24, 2006

Dear Mr. Krikorian:

         As outside U.S. securities counsel for Arkona, Inc. ("Arkona" or the "Company"), we are writing in response to your letter to the Company dated October 24, 2006 (your "Letter"). Our response is based solely on information we have been provided by Arkona, and all representations and commitments are those of Arkona. For clarity, our responses are preceded by a bolded restatement of your requests.

         Comment:   Revise  your   disclosure  to  include  those   transitional
disclosures required by paragraph H of SAB 107, and paragraphs 64-65, 84, A240-A242 of SFAS 123(R).

         Response: The Company will enhance its disclosure related to stock options, to include transitional disclosures required by the guidance quoted by the SEC in its comment letter. The Company included such enhanced disclosure in its Quarterly Report on Form 10-QSB for the period ended September 30, 2006, which disclosure was as follows:

     g)  Stock-Based Compensation

         In December 2001, we established a stock incentive plan (the "Plan") to provide incentives to our directors, officers, employees and advisors to do business with the Company and to enable us to obtain and retain the services of the type of directors, officers, advisors and employees considered essential for long-term success. The granting of options and other incentive awards is at the discretion of the Board. The Plan currently has authorized 9,000,000 shares for awards. Stock options are granted at a price equal to fair market value of the common stock on the date of grant and are exercisable after a period of one to four years and expire ten years after the date of grant.

         Prior to April 1, 2006, we accounted for share-based payments to employees using Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and, as a result, we measured stock-based compensation using the intrinsic value method. On December 19, 2004, the Financial Accounting Standards Board issued SFAS No. 123(R)," Share-Based Payments", which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. For public companies that file as small business issuers, the reporting requirements under SFAS No. 123(R) became effective January 1, 2006 or at the beginning of their new fiscal year. We adopted the provisions of SFAS No. 123(R) as of April 1, 2006.

Stephen Krikorian
December 11, 2006
Page 2

Following the provisions of SFAS No. 123(R), we have adopted the modified prospective method of accounting and reporting for share-based payments and we recognize the related cost of an option over the period during which an employee is required to provide the requisite service. Prior periods have not been restated for stock compensation based on estimates of fair value of options. We have estimated the fair value of options using the Black-Scholes option valuation model. We use historical data to estimate the expected volatility and expected life. Assumptions used for the valuation model are set forth below:

     Expected volatility factor   126.0%    Average expected live years    3

     Risk free interest rate        3.0%    Dividend yield                 0

     The following table summarizes stock option activity of the plan:


                                                                             Weighted           Weighted Average
                                                                             Average             Remaining Life
                                                       Shares             Exercise Price            in Years
                                                     ---------           ---------------        ----------------
                                                                               --
     Outstanding at March 31, 2006                   6,793,667                $0.40
            Granted                                                           $0.65
                                                        80,000
            Exercised                                                         $0.32
                                                       (59,000)
            Cancelled/Expired                                                 $0.59
                                                      (188,000)
                                                     ---------

     Outstanding at September 30, 2006               6,626,667                $0.38                    6.9
     Exercisable at September 30, 2006               5,009,517                $0.30                    6.7

     For the three and six months ended September 30, 2006, total stock-based employee compensation expense recognized was $69,670 and $137,005, respectively. As of September 30, 2006, there was approximately $662,000 of unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 1.3 years.

     Cash received from options exercised for the six months ended September 30, 2006 was $18,900. No tax benefit was realized from the options exercised.

     The following summarizes the stock-based employee compensation expense for the six months ended September 30, 2005, had we adopted the provisions of SFAS No.123(R):

     Net income as restated                                           $644,458

     Add:  Stock-based employee compensation                             3,340
                 included in reported net income

     Deduct:  Stock-based employee compensation
                     determined under fair value based                 (39,376)
                     method for all awards                            --------
     Pro forma net income, as restated                                $608,422

     Pro forma earnings per common share:
            Basic
            Diluted                                                   $  0.019
                                                                      $  0.016

Stephen Krikorian
December 11, 2006
Page 3


         Comment:  As appropriate, please amend your filings.

         Response: The Company will revise its Forms 10-QSB for the nine months ended December 31, 2005, the three months ended June 30, 2006 and its Annual Report on Form 10-KSB for the period ended March 31, 2006 to include the restated quarterly and annual information encompassed by the SEC's staff's comment letters, as requested. Because annual and quarterly financial statements in other filings have been superseded by, or restated in, a subsequent period filing reflecting the SEC staff's comments, the Company does not currently plan to restate any other financial statements.

                                * * * * * * * * *

         If you have any questions regarding the foregoing, feel free to call me at the number set forth below or Leland H. Boardman, Chief Financial Officer of Arkona at (801) 501-7110.

Sincerely,

/s/ Bryan T. Allen
----------------------
Bryan T. Allen